

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

November 20, 2008

Via U.S. Mail

Mark Casper, Esq.
Associate General Counsel and Secretary
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, CA 94086

> **Re:** **Maxim Integrated Products, Inc.**
> **Schedule TO-I**
> **Filed November 7, 2008**
> **File No. 005-40077**

Dear Mr. Casper:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter. All defined terms used here have the same meaning as in the Offer to Purchase.

Offer to Purchase

1. We note that you are limiting participation in this tender offer to employees who hold Eligible Options. Please provide us with a legal analysis explaining why you believe your offer is consistent with the requirement of Rule 13e-4(f)(8), requiring that the offer be made to all holders of the class of securities subject to the tender offer.

2. You disclose that any non-officer Eligible Optionee who is entitled to receive $10,000 or more for his or her properly tendered Eligible Options will receive, if he or she continues to be employed by the Company or its subsidiaries on each of the payment dates, a cash payment in four equal quarterly payments and that any Eligible Optionee who is an officer of the Company will receive, if he or she continues to be employed by the Company or its subsidiaries on each of the payment dates, a cash payment in eight equal quarterly installments. Please provide us with a legal analysis explaining why you believe such arrangements are consistent with the requirement of Rules 13e-4(f)(5) and 14e-1(c), requiring that the Company either pay the consideration offered or return the tendered securities promptly after termination or withdrawal of the tender offer.

3. Please also reconcile the disclosure noted in the preceding comment with your statement in the second full paragraph on page 16 that you will "promptly pay the amounts payable for all Eligible Options that are validly tendered by the expiration of the initial offering period, whether or not [you] provide a subsequent offering period."

Offer to Purchase

4. We refer you to the second page of the Edgar version of the Offer to Purchase, for which no page number is provided. The penultimate sentence indicates that if you choose to tender an Eligible Option, you must tender it in full. However, the immediately preceding sentence suggests you can tender a particular grant of an Eligible Option as opposed to an entire Eligible Option. Further, disclosure in the first paragraph on page 13 indicates that if you elect to tender any particular Eligible Option in the Offer, you must elect to tender all Eligible Options having the same exercise price and expiration date. Please reconcile this disclosure.

If you receive a Contingent Payment Right and you cease to be employed…, page 9

5. Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. In that regard, the condition disclosed here and on page 2 requiring that individuals must remain employees through and including the date on which they are entitled to receive Quarterly Contingent Payments does not appear to comply with this requirement. Please revise your disclosure accordingly.

Conditions to Completion of the Offer, page 17

6. We note the representation that the issuer may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by the bidder.

7. We note in the fourth sentence of the last paragraph of this section your disclosure relating to your failure to exercise any of the rights described on the preceding page. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding that if an offer condition is triggered, you will notify shareholders whether or not you have waived such condition.

8. We note disclosure in the same paragraph that any determination you make concerning the events described in this section shall be final and binding. Revise to state that security holders may challenge the Company's determinations in a court of competent jurisdiction.

Interests of Directors and Officers…, page 18

9. It appears from the penultimate paragraph of this section that you may be indirectly attempting to incorporate by reference disclosure in your 2008 annual proxy statement to satisfy a particular item requirement of Schedule TO. We also note that you have included as exhibits to the Schedule TO your most recent annual and quarterly reports, certain current reports on Form 8-K and registration statement on Form 8-A and disclosed parenthetically that such filings are incorporated into the Schedule TO by reference. Please revise your Schedule TO to specifically disclose which item is being answered by such filings and identify the specific filings. Please see General Instruction F of Schedule TO.

10. With respect to your disclosure in the second paragraph of this section, please tell us why you need to qualify your disclosure "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete these qualifiers.

Miscellaneous; Forward-Looking Statements, page 21

11. We note your reference to Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise and refrain from referring to such safe harbor provisions in any offers to purchase, future press releases or other communications relating to this tender offer.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc :   Craig W. Adas, Esq.
       Jin W. Han, Esq.
       Weil, Gotshal & Manges LLP
       (F) 650 802 3100